Filed by Keane Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No.: 001-38023

Keane / C&J Joint CEO Video Script

Don:

•	Hello C&J team. I’m here today with Robert Drummond, CEO of Keane.

•	As you know, following the close of our merger, Robert will serve as President and CEO of the combined company

•	I thought this would be a great opportunity to introduce you to him and hear a little more about our progress since the announcement of the merger. Robert?

Robert:

Thanks, Don, and to the C&J team—Hello!

First, a little bit about me. I grew up in Alabama and graduated from the University of Alabama with a BS in Petroleum Engineering. I’ve been married to my wife, Donna, since college, and we have two grown daughters who are also working in oil and gas.

I joined Schlumberger right out of school as a field engineer in the U.S. and spent 31 years in a variety of roles including President of North America for the last five years there.

After that, and a very short-lived retirement, I joined Key Energy in 2015, where I served as President and COO, as well as CEO.

And, most recently, I was named CEO of Keane in August 2018.

I’ve always admired C&J for your best-in-class operations and commitment to safety, and I’m very much looking forward to the opportunity to work together.

I have spoken to a number of our customers since the deal was announced and have received nothing but positive feedback and advice to stay focused on our safety and service performance while we get ourselves organized.

C&J and Keane share a lot of the same values, which we believe will serve us well as we work to incorporate the best systems and processes from both companies into the way we do business.

I understand that Don touched on this in his most recent town hall, but I wanted to reiterate some of the benefits we see in our merger:

•

We’ll be better able to serve our customers in critical growth markets with a larger footprint and broadened service offering. Together, C&J and Keane will have a customer roster that includes most of the largest onshore exploration and production operators in the U.S.

•	We’ll have a strong financial position with enhanced flexibility to strategically expand upon our shared legacy of innovative research and development and cutting-edge proprietary technology.

•

And most importantly, I believe we’ll have the best team in the industry. We’ll be able to share our best practices and leverage our combined teams and resources to provide even better services for our customers, rooted in top-tier safety and efficiency.

We have a lot to do, but there really is so much to look forward to. Since the merger announcement, we’ve kicked off our collaborative integration-planning process, which Don will talk a little more about. Don?

Don:

•	Thanks, Robert! As you said, we have a lot of work ahead of us to make this merger a reality

•	I know that our people are up to the task

•	Our Integration Planning Team has begun working collaboratively on the integration-planning process

•

The team includes representatives from both C&J and Keane, including from C&J, myself and our CFO JK van Gaalen and Keane, and from Keane Robert and Greg Powell, their CFO and future Chief Integration Officer of the new company.

•	Working on determining the new company’s name and ticker symbol that builds on both brands

•

The combined integration team is committed to learning everything they can, weighing options and making decisions that are in the best interest of the combined company and the people who will drive that business.

•

Since the announcement of the merger, I’ve been impressed with the shared commitment by both C&J and Keane, and the integration-planning teams, to make sure both organizations are well represented in the new company

•	It truly is a merger of equals

Robert:

I agree, Don—and I hope this has come through loud and clear to the C&J team—the most important factor to our success together is you, our people. You all are our greatest asset, and we want to retain and place exceptional talent at all positions as we build the new company.

This merger will create bigger and better opportunities for career development and growth, and that’s something everyone can look forward to.

I know the Keane team is also looking forward to joining C&J at the Rogerdale campus, which, if any of you haven’t heard, will be the corporate headquarters of the new company. It’s a great facility, and we’re excited to be there.

I’m eager to continue the work with the integration team, moving this merger forward and getting to know the C&J family in the weeks and months to come.

Don:

•	Absolutely. Thanks, Robert, and thanks to the C&J team for your continued support.

•	And remember: Until the merger closes, C&J and Keane will operate as competitors, and our main focus must stay the same: Safely providing outstanding services for our customers.

•	Robert and I look forward to keeping all of you updated as things develop.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Keane intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane. Each of Keane and C&J also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Keane and C&J. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND

WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Keane and C&J, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane will be available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-260-9986.

Participants in the Solicitation

Keane, C&J and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Keane or C&J using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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